EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current assets:	
Cash and cash equivalents	$ 122,772
Investment – marketable securities at FMV	234,887
Receivables from broker – dealers and clearing organizations	894,133
Other receivables	182,903
Prepaid expenses	128,408
Total current assets	1,563,103
Furniture, fixtures and equipment (net of accumulated depreciation)	56,068
Security deposits	81,926
Total assets	$1,701,097

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 44,735
Pension payable	46,000
Commissions payable	174,854
Total current liabilities	265,589
Members' equity	1,435,508
Total liabilities and members' equity	$1,701,097

The accompanying notes are an integral part of this statement.